Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 17, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Citigroup Global Markets Inc., which is acting as the dealer manager (the “Dealer Manager”) for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Georgia-Pacific Corporation

at

$48.00 Net Per Share

by

Koch Forest Products, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), is making an offer to purchase all issued and outstanding shares of common stock, par value $.80 per share (the “Shares” and each share thereof, a “Share”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”) in connection with the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses of the Depositary, the Dealer Manager and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Georgia-Pacific. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON THURSDAY, DECEMBER 15, 2005 UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer that number of Shares that, together with any Shares then owned by Koch Industries and its subsidiaries, in the aggregate, represents at least a majority of the Shares outstanding on a fully-diluted basis and no less than a majority of the voting power of the outstanding shares of capital stock of Georgia-Pacific entitled to vote in the election of directors or upon the approval of the Merger Agreement, in each case on a fully-diluted basis (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the European Commission having issued a decision pursuant to Article 6(1)(a) or Article 6(1)(b) of Council Regulation EC No 139/2004 (the “EC Merger Regulation”) declaring the transactions contemplated by the Merger Agreement to be compatible with the Common Market (or compatibility being deemed under Article 10(6) of the EC Merger Regulation), (iv) the expiration or termination of the applicable waiting periods, or the receipt of required approvals, under the competition laws of Canada and Turkey as set forth in Section 14—“Certain Conditions of the Offer” of the Offer to Purchase, and (v) satisfaction of other conditions set forth in Section 14—“Certain Conditions of the Offer” of the Offer to Purchase. The Offer is being made according to an Agreement and Plan of Merger, dated as of November 13, 2005 (the “Merger Agreement”), by and among Koch Industries, the Purchaser and Georgia-Pacific, under which, as soon as reasonably practicable after the completion of the Offer and satisfaction or waiver of all conditions thereto, Purchaser will be merged with and into Georgia-Pacific with Georgia-Pacific surviving the merger as an indirect wholly-owned subsidiary of Koch Industries (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by Georgia-Pacific as treasury stock, Shares held by Koch Industries, the Purchaser or any other wholly-owned subsidiary of Koch Industries and Shares held by shareholders who are entitled to and properly exercise dissenters’ rights under Georgia law) will be canceled and converted into the right to receive $48.00 per Share, net to the seller in cash, or any higher price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), payable to the holder thereof without interest.

The Board of Directors of Georgia-Pacific has unanimously determined that the Offer and the Merger are fair to and in the best interests of Georgia-Pacific and its shareholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that Georgia-Pacific shareholders accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at the Depositary Trust Company (the “Book Entry Transfer Facility”) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms and conditions of the Merger Agreement, (a) the Purchaser may extend the Offer from time to time to a date that is no later than (i) March 31, 2006, if at any scheduled Expiration Date (as defined below), the conditions to the Offer have not been satisfied or waived or (ii) September 14, 2006, if at any scheduled Expiration Date on or after March 31, 2006, the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals and related matters) have been satisfied or are reasonably capable of being satisfied; (b) if Georgia-Pacific has notified the Purchaser that it intends to furnish information to, or participate in negotiations with, a third party that has made an alternative acquisition proposal (a “Proposal Notice”), then Georgia-Pacific may require the Purchaser, on one occasion only, to extend the Offer to a date that ensures that the Offer does not expire until 15 business days (subject to extension to up to 20 business days under certain circumstances when the original notice is delivered on or before December 12, 2005) from the date Georgia-Pacific delivered such notice; (c) the Purchaser may extend the Offer from time to time to a date after March 31, 2006 that is no later than the third business day following (i) the date Koch Industries’ rights expire under the provisions of the Merger Agreement that require Georgia-Pacific to negotiate with Koch Industries for a specified period after Georgia-Pacific has notified the Purchaser that its Board of Directors is prepared to enter into a definitive agreement with respect to a superior proposal or recommend the superior proposal to Georgia-Pacific’s shareholders; (ii) if Georgia-Pacific has requested an extension of the Offer, the 15th business day after Georgia-Pacific has delivered a Proposal Notice to Purchaser; and (iii) the 20th business day following the date on which Georgia-Pacific has notified the

Purchaser that Koch Industries or the Purchaser has breached the Merger Agreement which breach has had or is reasonably likely to have a material adverse effect on Koch Industries’ or the Purchaser’s ability to complete the Offer or the Merger; (d) Georgia-Pacific may require the Purchaser to extend the Offer from time to time for periods not to exceed five business days on any one occasion to a date no later than March 31, 2006 if, at any Expiration Date (i) the Minimum Condition is not satisfied; (ii) Georgia-Pacific has not previously delivered a Proposal Notice to Purchaser; and (iii) the conditions to the Offer (other than the Minimum Condition) have been satisfied, or are reasonably capable of being satisfied, before March 31, 2006; (e) Georgia-Pacific may also require the Purchaser to extend the Offer from time to time to a date that is no later than (i) March 31, 2006, if the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals and certain other regulatory matters) have been satisfied or are reasonably capable of being satisfied; or (ii) September 14, 2006, if at any scheduled Expiration Date of the Offer on or after March 31, 2006, the conditions to the Offer (other than the Minimum Condition and the conditions related to certain required U.S. and foreign antitrust approvals) have been satisfied or are reasonably capable of being satisfied; and (f) Georgia-Pacific may require us to extend the Offer for specified periods after the occurrence of certain breaches of Georgia-Pacific’s representations, warranties and covenants in the Merger Agreement or other specified occurrences, such as events that would reasonably be expected to have a material adverse effect on Georgia-Pacific. In addition, the Purchaser may in its reasonable discretion and without Georgia-Pacific’s consent, extend the Offer to the extent required by applicable law. See Section 1—“The Terms of the Offer” and Section 13—“The Merger Agreement; Confidentiality Agreement.”

If, at any Expiration Date, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly purchase Shares tendered and not withdrawn in the Offer and, according to the Merger Agreement, the Purchaser is required to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not less than three business days and not more than 10 business days, if after completion of the Offer, Koch Industries and its wholly-owned subsidiaries do not beneficially own at least 90% of the issued and outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement). The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, December 15, 2005, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares).

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless already accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after January 15, 2006. No withdrawal rights apply during a “subsequent offering period” under Rule 14d-11 with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. shareholders, see Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Georgia-Pacific has agreed to provide the Purchaser with Georgia-Pacific’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Requests for additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Dealer Manager, Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder [LOGO]

17 State Street–10th Floor

New York, New York 10004

Banks and Brokerage Firms, Please Call: (212) 440-9800

Shareholders and All Others Call Toll-free: (888) 867-6856

The Dealer Manager for the Offer is:

Citigroup Corporate and Investment Banking [LOGO]

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call Toll-Free: (800) 956-2133

November 17, 2005